

March 12, 2010

Mr. Robert T. Faber
Chief Executive Officer and Chief Financial Officer
GoldSpring, Inc.
P.O. Box 1118
Virginia City, NV 89440

      Re: GoldSpring, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed February 25, 2010
              File No. 0-32429

Dear Mr. Faber:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement Filed February 25, 2010

1.   We note that you have included a "Written Consent" and a "Consent Card" at the beginning of the filing, before the Notice. Both the "Written Consent" and the "Consent Card" are followed by blanks to be filled in by the shareholders. This method of presenting both may cause confusion to shareholders as to what needs to be completed by them and returned, and may result in their filling out duplicative information. Please revise to remove the "Written Consent" and the

"Consent Card" from the beginning of the document and provide one consent card at the end of the filing.

2.   We note the first sentence of the "Written Consent of the Shareholders of GoldSpring, Inc. in Lieu of a Special Meeting of Shareholders." Please ensure that you are not requesting the shareholders to represent that they are "holding a majority of the outstanding shares of Common Stock," since minority shareholders should not be required to make this representation.

3.   We note that you have captioned your filing as a "Notice of Shareholder Action to be Taken by Written Consent in March 2010 or Thereafter" and "Proxy Statement for Written Consent in Lieu of Special Meeting of Shareholders." The "notice" caption makes it seem that the action will be taken without need for any further action by the shareholders. The "proxy statement" caption suggests that you are simultaneously requesting proxies and consents. Please revise for clarity. For example, you may wish to describe this document as a "Consent Solicitation Statement."

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Robert T. Faber
GoldSpring, Inc.
March 12, 2010
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Norman Gholson at (202) 551-3237 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief